UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (Amendment No. 2)


                             NORTEK HOLDINGS, INC.
                               (Name of Issuer)

                    Common Stock, par value $1.00 per share

                Special Common Stock, par value $1.00 per share
                        (Title of Class of Securities)

                                   65655910
                                (CUSIP NUMBER)

                             James J. Connors, II
                               K Holdings, Inc.
                                320 Park Avenue
                              New York, NY 10022
                                (212) 751-3939

         (Name, Address and Telephone Number of Persons Authorized to
                     Receive Notices and Communications)

                                   Copy To:
                                 Lou R. Kling
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                              New York, NY 10036
                                (212) 735-3000

                               January 13, 2003
           (Dates of Events which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

CUSIP NO. 65655910           SCHEDULE 13D                     Page 2 of 4 Pages

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
         K Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) / /
         (b) /x/

3.       SEC USE ONLY

4.       SOURCE OF FUNDS OO/Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e): / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware

  NUMBER OF                7.  SOLE VOTING POWER
   SHARES
BENEFICIALLY                        0 - Common Stock
  OWNED BY                          0 - Special Common Stock
   EACH
  REPORTING                8.  SHARED VOTING POWER PERSON
   WITH
                                    0 - Common Stock
                                    0 - Special Common Stock

                           9.  SOLE DISPOSITIVE POWER

                                    0 - Common Stock
                                    0 - Special Common Stock

                           10. SHARED DISPOSITIVE POWER

                                    0 - Common Stock
                                    0 - Special Common Stock

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 - Common Stock
         0 - Special Common Stock

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0% of Common Stock.
         0% of Special Common Stock.

14.      TYPE OF REPORTING PERSON
         CO

                               Page 2 of 4 Pages

 CUSIP NO. 65655910              SCHEDULE 13D                  Page 3 of 4 Pages

ITEM 1.           SECURITY ISSUER.

         Nortek Holdings, Inc., a Delaware corporation (the "Issuer") is the successor registrant to Nortek, Inc., a Delaware Corporation. This Amendment No. 2 (this "Amendment") to the statement on Schedule 13D dated July 1, 2002, (the "Statement") filed by K Holdings ("K Holdings" or the "Reporting Person") relates to the Common Stock, par value $1.00 per share (the "Common Stock"), and the Special Common Stock, par value $1.00 per share (the "Special Common Stock"), each of the Issuer. The Statement is hereby amended and supplemented with respect to the items set forth below.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The Reporting Person is not the beneficial owner of any of the Issuer's Common Stock or Special Common Stock.

         (c) As a result of the Voting Agreement, dated June 20, 2002, by and among the Issuer, the Reporting Person and Richard L. Bready ("RLB"), the Reporting Person may have been deemed the beneficial owner of certain shares of Common Stock and Special Common Stock owned by Richard L. Bready. However, as the Voting Agreement is no longer in effect, and as RLB no longer owns any shares of Common Stock or Special Common Stock, the Reporting Person is not and is not deemed to be the beneficial owner of any of the Issuer's Common Stock or Special Common Stock.

         (e) As of January 9, 2003, the Reporting Person is not and is not deemed to be the beneficial owner of any shares of Common Stock or Special Common Stock.

                               Page 3 of 4Pages

CUSIP NO. 65655910                SCHEDULE 13D                 Page 4 of 4 Pages

                                  SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: January 13, 2003


                                                K Holdings, Inc.

                                                  /s/ James J. Connors, II
                                                ______________________________
                                                Name: James J. Connors, II
                                                Title: Vice President





                                Page 4 of Pages